UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Midwest Energy Emissions Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

59833H101

(CUSIP Number)

Alterna Core Capital Assets Fund II, L.P.

Thomas X. Fritsch
General Counsel

c/o Alterna Capital Partners LLC

15 River Road, Suite 320

Wilton, Connecticut 06897
Telephone: (203) 210-7333

with a copy to:

Vanessa J. Schoenthaler, Esq.

Sugar Felsenthal Grais & Hammer LLP

30 North LaSalle Street, Suite 3000

Chicago, Illinois 60602

Telephone: (212) 899-9781

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 29, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59833H101

1.	Name of Reporting Person Alterna Core Capital Assets Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,361,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,361,161
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,361,161
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 44.75%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person PN, HC

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CUSIP No.	59833H101

1.	Name of Reporting Person AC Midwest Energy LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,361,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,361,161
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,361,161
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 44.75%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person OO

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CUSIP No.	59833H101

1.	Name of Reporting Person Alterna Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,361,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,361,161
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,361,161
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 44.75%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IA, OO

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CUSIP No.	59833H101

1.	Name of Reporting Person Alterna General Partner II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,361,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,361,161
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,361,161
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 44.75%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IA, OO

5

CUSIP No.	59833H101

1.	Name of Reporting Person Harry V. Toll
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,361,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,361,161
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,361,161
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 44.75%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

6

CUSIP No.	59833H101

1.	Name of Reporting Person James C. Furnivall
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,361,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,361,161
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,361,161
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 44.75%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

7

CUSIP No.	59833H101

1.	Name of Reporting Person Eric M. Press
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,361,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,361,161
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,361,161
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 44.75%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

8

CUSIP No.	59833H101

1.	Name of Reporting Person Roger P. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,361,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,361,161
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,361,161
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 44.75%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

9

CUSIP No.	59833H101

1.	Name of Reporting Person Earle Goldin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,361,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 38,361,161
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,361,161
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 44.75%
14.	Aggregate Amount Beneficially Owned by Each Reporting Person IN

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Explanatory Note

This Amendment No.5 to Schedule 13D (this “Amendment No.5”) is being filed jointly by Alterna Capital Partners LLC, a Delaware limited liability company (“Alterna”), Alterna General Partner II LLC, a Delaware limited liability company (“Fund II General Partner”), Alterna Core Capital Assets Fund II, L.P., a Delaware limited partnership (“Fund II”), AC Midwest Energy LLC, a Delaware limited liability company (“AC Midwest”), Harry V. Toll, James C. Furnivall, Eric M. Press, Roger P. Miller and Earle Goldin (together with Alterna, Fund II General Partner, Fund II and AC Midwest the “Reporting Persons”) and relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Midwest Energy Emissions Corp., a Delaware corporation (the “Issuer”). This Amendment No.5 amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 25, 2014 (the “Original 13D”), as amended and supplemented by Amendment No.1 filed by the Reporting Persons with the SEC on March 23, 2015 (“Amendment No.1”), Amendment No.2 filed by the Reporting Persons with the SEC on September 10, 2015 (“Amendment No.2”), Amendment No.3 filed by the Reporting Persons with the SEC on November 19, 2015 (“Amendment No.3”) and Amendment No.4 filed by the Reporting Persons with the SEC on February 8, 2016 (“Amendment No.4” and, together with the Original 13D, Amendment No.1, Amendment No.2 and Amendment No.3, the “Existing Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No.5 shall have the meanings ascribed to them in the Existing Schedule 13D. Except as otherwise specifically amended in this Amendment No.5, items in the Existing Schedule 13D remain unchanged.

This Amendment No.5 is being filed to report a change in the Reporting Person’s beneficial ownership resulting from a change in the price of the Common Stock underlying the Subject Securities (as hereinafter defined).

As of March 4, 2016, the Reporting Persons may be deemed to beneficially own an aggregate of 38,361,161 shares of Common Stock, representing approximately 44.75% of the issued and outstanding shares of the Issuer’s Common Stock.

Item 5. Interest in Securities of the Issuer.

The second through fourth paragraphs of Item 5 of the Existing Schedule 13D are hereby amended and restated in their entirety as follows:

As of February 29, 2016, the outstanding principal balance of the Convertible Notes together with all accrued interest thereon was $9,213,681. An additional $79,340 of PIK Interest will accrue and become payable on the Convertible Notes through April 29, 2016.

As of January 31, 2016, the Issuer had an aggregate of 47,358,618 shares of Common Stock issued and outstanding and 100,256,087 shares of Common Stock issued and outstanding on a fully diluted basis.

Based on the foregoing, as of March 4, 2016, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 38,361,161 shares of Common Stock, which includes: (i) 18,427,362 shares of Common Stock issuable upon conversion of the Convertible Notes (the “Conversion Shares”); (ii) 314,596 shares of Common Stock issuable upon conversion of PIK Interest that will accrue on and become payable under the Convertible Notes within sixty days of the date hereof (the “PIK Interest Shares”); (iii) 18,100,000 shares of Common Stock issuable upon exercise of the Warrants (the “Warrant Shares”); and (iv) 1,519,203 Warrant Shortfall Shares (the Warrant Shortfall Shares, Warrants Shares, Convertible Notes, Conversion Shares, Warrants, PIK Interest Shares, any 2013 Notes acquired by AC Midwest, and any shares of Common Stock issuable upon conversion of any 2013 Notes so acquired, collectively, the “Subject Securities”), representing approximately 44.75% of the Issuer’s outstanding Common Stock.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2016

Alterna Capital Partners LLC

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

Alterna General PArtner II LLC

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

Alterna Core Capital Assets Fund II, L.p.

By:	Alterna General Partner II, LLC
Its:	General Partner

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

AC Midwest Energy LLC

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

HARRY V. TOLL

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

James C. Furnivall

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

ERIC M. PRESS

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

ROGER P. MILLER

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

EARLE GOLDIN

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact

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